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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frost Securities, Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 North Harwood, Suite 1000
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Muras — 210-220-5880 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name)*

1800 Frost Bank Tower	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patrick Muras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frost Securities, Inc. (the Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ADRIANA M. ESPINOZA
Notary Public
STATE OF TEXAS
My Comm. Exp. 06/11/2018

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑(a) Facing page.
- ☑(b) Statement of Financial Condition.
- ☑(c) Statement of Income.
- ☑(d) Statement of Cash Flows.
- ☑(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑(g) Computation of Net Capital.
- ☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑(l) An Oath or Affirmation.
- ☐(m) A copy of the SIPC Supplemental Report.
- ☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

Frost Securities, Inc.
Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

Frost Securities, Inc.
Financial Statements and Supplementary Information
Year Ended December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Frost Securities, Inc.

We have audited the accompanying statement of financial condition of Frost Securities, Inc., (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Securities, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2015

Frost Securities, Inc.
Statement of Financial Condition
December 31, 2014

Assets:		
Cash	$	525,303
Receivable from parent company related to income taxes		9,177
Premises and equipment		360
Deferred income taxes		80,166
Prepaid expenses		53,430
Total assets	$	668,436
Liabilities:		
Reserves for employee benefit plans	$	19,690
Accrued expenses		25,164
Total liabilities		44,854
Stockholder's equity:		
Common stock, par value $0.01 per share; 100 shares authorized, issued, and outstanding		1
Additional paid-in capital		14,640,737
Accumulated deficit		(14,017,156)
Total stockholder's equity		623,582
Total liabilities and stockholder's equity	$	668,436

See accompanying notes.

Frost Securities, Inc.
Statement of Operations
Year Ended December 31, 2014

Revenue:		
Management, acquisition and advisory fees	$	769,991
Interest and other income		1,846
Total revenue		771,837
Expenses:		
Employee compensation and benefits		605,401
Occupancy and equipment		81,096
Intercompany services		61,488
General insurance		55,882
Professional services		38,779
Meals and entertainment		31,441
Legal expense		24,729
Other general and administrative		29,058
Total expenses		927,874
Loss before income taxes		(156,037)
Income tax benefit		54,253
Net loss	$	(101,784)

See accompanying notes.

Frost Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2014	$ 1	$ 14,640,737	$ (13,915,372)	$ 725,366
Net loss	—	—	(101,784)	(101,784)
Balance at December 31, 2014	$ 1	$ 14,640,737	$ (14,017,156)	$ 623,582

See accompanying notes.

Frost Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

Operating activities		
Net loss	$	(101,784)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation		721
Deferred income tax expense		1,786
Net change in:		
Receivable from parent company related to income taxes		127,447
Prepaid expenses		(141)
Reserves for employee benefit plans		4,965
Accrued expenses		3,702
Net cash from operating activities		36,696
Net change in cash		36,696
Cash at beginning of year		488,607
Cash at end of year	$	525,303

See accompanying notes.

Frost Securities, Inc.
Notes to Financial Statements
Year Ended December 31, 2014

1. Organization and Nature of Operations

Frost Securities, Inc. (the "Company"), a wholly owned subsidiary of Cullen/Frost Bankers, Inc. ("CFBI"), is a registered broker-dealer under the Securities Exchange Act of 1934. The Company was incorporated in the state of Delaware and began operations in 1999. The Company provides advisory and private equity services to companies located primarily in Texas.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to regulation by the United States Securities and Exchange Commission ("SEC") and FINRA. The Company is also a member of the Securities Investors Protection Corporation ("SIPC"), a nonprofit membership corporation designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer. The Company did not hold customer cash or securities in connection with any customer transactions during 2014.

2. Significant Accounting Policies

The accounting and reporting policies followed by the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the securities industry. The more significant accounting and reporting policies are summarized below.

Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash. Cash includes cash held in a deposit account at Frost Bank, a banking subsidiary of CFBI, a deposit account at a nonaffiliated bank in an amount that exceeds federal deposit insurance coverage, and a minimal balance account held with FINRA. Management regularly evaluates the credit risk associated with these counterparties and believes that the Company is not exposed to any significant credit risk related to its cash balances.

Revenue Recognition. Management, acquisition and advisory fees are recognized as earned based on the agreement with the customer. Performance-based fees are recorded when the services to be performed have been completed.

Income Taxes. The Company's operations are included in the consolidated federal and state income tax returns filed by CFBI using a calendar year-end. The Company's income tax provision is determined as if it filed a separate return using the consolidated income tax rate for CFBI (35% during the period presented), as this is the rate charged by CFBI to the Company. Cash received from CFBI for income taxes totaled $183,486 in 2014. No cash was paid to CFBI for income taxes in 2014.

Related-Party Transactions. Frost Bank provides certain services to the Company in accordance with a management services agreement that is reviewed and updated annually. The services provided include, but are not limited to, payroll processing, financial operations, and payable disbursement processing. The Company reimburses Frost Bank for these services, which totaled $61,488 in 2014 and are included in the accompanying statement of operations as intercompany expenses.

The Company maintains certain lease agreements with Frost Bank. See Note 5 - Leases.

The Company has a $1,000,000 line of credit under an agreement with CFBI. The line of credit matures on May 31, 2015, and bears interest at a fixed rate equal to the prime rate at the date of renewal. The interest rate in effect was 3.25% at December 31, 2014. There were no borrowings outstanding on this line of credit during 2014.

3. Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the term of the respective lease or the estimated lives of the improvements and were fully amortized at December 31, 2014. Depreciation of furniture and equipment totaled $721 in 2014.

Premises and equipment as of December 31, 2014 was as follows:

Furniture and equipment	$	148,186
Leasehold improvements		519,772
Total premises and equipment		667,958
Less accumulated depreciation and amortization		(667,598)
Net carrying value	$	360

4. Employee Benefit Plans

As a subsidiary, the Company participates in various employee benefit plans offered by CFBI, including a 401(k) stock purchase plan, a profit-sharing plan and a defined benefit plan. These amounts are included as employee compensation and benefits in the accompanying statement of operations.

The 401(k) stock purchase plan is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions in an amount no less than 2% and not exceeding 50% of eligible compensation, subject to Internal Revenue Service limitations. The Company matches 100% of employee contributions up to a maximum of 6% of eligible compensation. Eligible employees must complete 90 days of service in order to enroll and vest in the Company's matching contributions immediately. The plan covers substantially all eligible employees of the Company. Expense related to the plan totaled $27,930 in 2014. The Company's matching contribution is initially invested in CFBI common stock. However, employees may immediately reallocate the Company's matching portion, as well as invest their individual contribution, to any of a variety of investment alternatives offered under the plan.

The profit-sharing plan is a defined contribution retirement plan that allows the Company to make discretionary annual contributions to individual eligible employee accounts based upon CFBI's fiscal-year profitability. Eligible employees must complete at least one year of service and be age 21 or older. Contributions are allocated to eligible participants pro rata, based on compensation, age, and other factors. Participants self-direct the investment of allocated contributions by choosing from a menu of investment options. Account assets are subject to withdrawal restrictions, and participants vest in their accounts after three years of service. Expense related to this plan totaled $19,740 for 2014.

The defined benefit plan is a noncontributory plan that was frozen as of December 31, 2001. The plan provides pension and death benefits to substantially all employees who were at least 21 years of age and had completed at least one year of service prior to December 31, 2001. Plan income was $531 in 2014.

5. Leases

The Company leases office space from Frost Bank under operating lease agreements. Frost Bank leases the office space used by the Company under a master lease agreement from a third-party landlord. The Company has a sublease agreement with Frost Bank for its office space with the same terms and conditions as those contained in the master lease agreement between Frost Bank and the third-party landlord. The current lease term extends through April 2015.

The aggregate lease expense is reported on a straight-line basis over the life of the lease. Lease expense totaled $63,706 in 2014. Additional operating costs paid by the Company to Frost Bank under the terms of the sublease agreement totaled $14,312 in 2014. These items are reported as components of occupancy and equipment expense in the accompanying statement of operations.

Future minimum lease payments due under non-cancellable operating leases as of December 31, 2014, included $21,699 in 2015.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by CFBI and the Company's income tax provision is computed in accordance with a tax-sharing agreement. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2011. The Company files separate state and local income/franchise tax returns where applicable. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company.

The reported income tax benefit differed from the amount computed by applying the U.S. federal statutory income tax rate of 35% to the net loss before income taxes in 2014 as follows:

Income tax benefit at statutory rate	$	54,613
Meals and entertainment		(158)
Other		(202)
Income tax benefit, as reported	$	54,253

Income tax benefit for 2014 was as follows:

Current income tax benefit	$	56,039
Deferred income tax expense		(1,786)
Income tax benefit, as reported	$	54,253

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. Deferred taxes at December 31, 2014 were as follows:

Deferred tax assets:		
Premises and equipment	$	98,867
Total gross deferred tax assets		98,867
Deferred tax liabilities:		
Prepaid expenses		18,701
Total gross deferred tax liabilities		18,701
Net deferred tax asset	$	80,166

No valuation allowance for deferred tax assets was recorded at December 31, 2014, as management believes it is more likely than not that all of the deferred tax assets will be realized.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $480,449 which was $475,449 in excess of its required net capital of $5,000. At such date, the Company's aggregate indebtedness to net capital ratio was 0.09 to 1.

8. Accounting Standards Updates

Accounting Standards Update ("ASU") 2013-08, "Financial Services - Investment Companies (Topic 946) - Amendments to the Scope, Measurement and Disclosure Requirements." ASU 2013-08 clarifies the characteristics of investment companies and sets forth a new approach for determining whether a company is an investment company. The fundamental characteristics of an investment company include (i) the company obtains funds from investors and provides the investors with investment management services; (ii) the company commits to its investors that its business

purpose and only substantive activities are investing the funds for returns solely from capital appreciation, investment income, or both; and (iii) the company or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. ASU 2013-08 also sets forth the scope, measurement and disclosure requirements for investment companies. ASU 2013-08 became effective for the Company on January 1, 2014 and did not have a significant impact on the Company's financial statements.

ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 is effective for the Company January 1, 2017. The Company is still evaluating the potential impact on the Company's financial statements.

ASU 2015-01, "Income Statement - Extraordinary and Unusual Items (Subtopic 225-20) - Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items." ASU 2015-01 eliminates from U.S. GAAP the concept of extraordinary items, which, among other things, required an entity to segregate extraordinary items considered to be unusual and infrequent from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. ASU 2015-01 is effective for the Company beginning January 1, 2016, though early adoption is permitted. ASU 2015-01 is not expected to have a significant impact on the Company's financial statements.

9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. No subsequent events occurred during this reporting period that requires recognition or disclosure in these financial statements.

Supplementary Information

Frost Securities, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1
December 31, 2014

Computation of net capital		
Total stockholder's equity from statement of financial condition	$	623,582
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		623,582
Deductions and/or charges:		
Deferred income taxes	$	80,166
Prepaid expenses		53,430
Receivable from parent company related to income taxes		9,177
Premises and equipment		360
Total nonallowable assets		143,133
Net capital	$	480,449
Computation of basic net capital requirement		
Minimum net capital required (6 ⅔% of total aggregate indebtedness)	$	2,990
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital		475,449
Net capital less greater of 10% total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	474,449
Computation of aggregate indebtedness		
Reserves for employee benefit plans	$	19,690
Accrued expenses		25,164
Total aggregate indebtedness	$	44,854
Ratio of aggregate indebtedness to net capital		0.09 to 1

There were no material adjustments to the net capital as presented herein and as shown in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2014 filed on January 7, 2015.

Frost Securities, Inc.
Schedule II - Statement Regarding SEC Rule 15c3-3
December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) of that rule.

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Frost Securities, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Frost Securities, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (including check copies and bank statements) noting no differences.

2. Compared the amounts reported on the supporting schedules to the quarterly FOCUS reports with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers that support the quarterly FOCUS reports for the year ended December 31, 2014 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/14

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Frost Securities, Inc.
2727 N. Harwood St., Suite 1000
Dallas, Texas 75201-1570

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Patrick J. Muras 210-220-5880

2. A. General Assessment (item 2e from page 2) $ 1,929
   B. Less payment made with SIPC-6 filed (**exclude interest**) (31)
   7/7/14
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 1,898
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,898
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,898
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Frost Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of February, 20 15.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMI[illegible]ON OF "SIPC NET OPERATING [illegible]ENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/14

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$771,836
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$771,836
2e. General Assessment @ .0025	$1,929 (to page 1, line 2.A.)

Frost Securities, Inc.'s Exemption Report

Frost Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, *Reports to be made by certain brokers and dealers*). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the period from June 1, 2014 through December 31, 2014 without exception.

Frost Securities, Inc.

I, Patrick J. Muras, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Patrick J. Muras
Chief Financial Officer

February 24, 2015

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Frost Securities, Inc.

We have reviewed management's statements, included in the accompanying Frost Securities, Inc.'s Exemption Report, in which (1) Frost Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) and (2) the Company stated that it met the identified exemption provisions for the period June 1, 2014 through December 31, 2014 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2015